File No. 82-763

Date	16 July 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	2

02042608

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SUPPL

SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

02 JUL 16 AM 12:25

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release,"SCA sells stake in German liquid packaging company", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Sincerely yours,

Margareta Hed

Peter Nyquist / Margareta Hed

Encl.

dlw 7/16

INFORMATION

File No.82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

SCA sells stake in German liquid packaging company

SCA has sold its 51% stake in the German liquid packaging company Zewathener to DS Smith, the international packaging and office products supplier. SCA acquired its stake in 1995 by purchasing PWA. The reason for the sale is that the operations of Zewathener can not be integrated in SCA's packaging operations in a natural way. Zewathener has an annual turnover of 22 million Euro. The profit from the sale, approx. SEK 90 million will be included in the packaging business's profit for the third quarter of 2002.

Stockholm, July 16, 2002

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:

Jan Åström, President and CEO. Phone +46 8 788 51 25.